UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 333-197114

A.        Full title of the plan and address of the plan, if different from that of the issuer named below:

First Bancorp Employees’ 401(k) Savings Plan

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Bancorp

300 SW Broad Street

Southern Pines, NC 28387

First Bancorp Employees’ 401(k) Savings Plan
INDEX

* All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

First Bancorp Employees’ 401(k) Savings Plan

Southern Pines, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First Bancorp Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes to the financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

3

/s/ Elliott Davis, PLLC

We have served as the Plan's auditor since 2005.

Charlotte, North Carolina
June 27, 2019

4

First Bancorp Employees' 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2018 and 2017

	2018	2017

Assets
Investments at fair value	$73,904,448	$76,822,701

Receivables
Notes receivable from participants	1,840,373	1,822,538
Employee contribution receivable	179,458	142,569
Employer contribution receivable	145,546	86,015
Total receivables	2,165,377	2,051,122
Total assets	76,069,825	78,873,823

Net assets available for benefits	$76,069,825	$78,873,823

See Notes to Financial Statements

5

First Bancorp Employees' 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2018

Additions:
Investment income (loss)
Net depreciation in fair value of investments	$(6,030,266)
Dividends and interest	2,699,777
(3,330,489)
Interest income on notes receivable from participants	88,938
Contributions
Participant	4,459,774
Employer	3,546,235
Rollover	1,816,067
9,822,076

Total additions	6,580,525

Deductions:
Benefits paid to participants	9,355,327
Administrative expenses	29,196
Total deductions	9,384,523

Net decrease	(2,803,998)

Net assets available for benefits, beginning of year	78,873,823
Net assets available for benefits, end of year	$76,069,825

See Notes to Financial Statements

6

First Bancorp Employees’ 401(k) Savings Plan

Notes to the Financial Statements

Note 1.	Description of the Plan

The following description of the First Bancorp (the “Company”, “Plan Sponsor”, or “Employer”) Employees’ 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older, beginning on the employment commencement date. First Bank, a wholly owned subsidiary of the Company, serves as the plan administrator. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:

Employees electing participation in the Plan may contribute up to the annual Internal Revenue Service (“IRS”) deferral limit, pursuant to a salary reduction agreement. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set a 5% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The Company has elected a safe harbor match and contributes 100% of the first 6% of participant deferrals. The Company may make additional discretionary contributions to the Plan to be allocated among participants completing a minimum of 1,000 hours of service during the Plan year. Employer matching contributions are invested according to the same investment elections each participant has established for their deferral contributions. Employer matching contributions totaled approximately $3.5 million in 2018 while the Company made no discretionary contributions for the 2018 Plan year. Contributions are subject to certain IRS limitations.

The Plan allows for Roth elective deferrals. The Roth deferrals are included in an employee’s ordinary taxable income and are maintained in a separate account from pre-tax deferrals. Earnings on an employee’s Roth account accumulate on a tax free basis. Plan participants may elect all pre-tax, all Roth, or a combination of elective deferrals each pay period. In addition, the Plan accepts direct rollovers from other Roth 401(k) accounts. Upon hardship withdrawals, an employee’s Roth account is distributed last.

Participant accounts:

Each participant's account is credited with the participant's contributions and Company matching contributions, as well as allocations of Company’s discretionary contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

7

Vesting:

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion and discretionary contribution portion of their accounts is also immediate.

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Only one loan may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with the prime rate plus 1.00%, as fixed at inception of the loan. All loans currently bear interest rates between 4.25% and 6.25%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of benefits:

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump sum, other installment options as provided by the Plan, or may be kept in the Plan. If a participant’s vested account is less than $5,000, the participant will receive a lump-sum distribution as soon as practical following termination. Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59 ½. In the event of the death of a participant, the Company’s contributions to the participant are considered to be 100% vested, and the total account shall be paid to the participant’s beneficiary.

Forfeited accounts:

At December 31, 2018 and 2017, forfeited non-vested accounts totaled $3,547 and $0, respectively.  Forfeited non-vested accounts are used to reduce future employer contributions or pay administrative expenses. During 2018, forfeited non-vested accounts were used to pay $4,701 of administrative expenses.

Note 2.	Summary of Significant Accounting Policies and Activities

Basis of accounting:

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment valuation and income recognition:

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 3 for discussion of fair value measurements.

8

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of benefits:

Benefit payments are recorded when paid.

Expenses:

Certain expenses of maintaining the Plan are paid directly by the Plan; however, such expenses may, at the discretion of the Board of Directors of the Company, be paid by the Company. During 2018, substantially all such expenses were paid by the Company. Fees related to distributions and the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

Subsequent events:

The Plan has evaluated subsequent events through the date the financial statements were issued, and no subsequent events were identified.

Recently issued accounting pronouncements:

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Plan is currently evaluating the impact of this new standard on its financial statements.

Note 3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

9

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Money market fund: The money market fund is invested in the Fidelity Government Money Market Fund. Valued at the daily closing price as reported by the fund. The Plan invests in the money market fund to provide daily liquidity.

Common collective trust fund: Valued at net asset value (“NAV”). The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Unitized stock fund: Valued at the unit price, which is based on the closing price of the underlying stock reported on the active market on which the individual security is traded. The unitized stock fund also maintains a cash portion to provide daily liquidity. Cost approximates fair value for the cash portion of the unitized stock fund.

10

The following table sets forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2018 and 2017.

	December 31, 2018
	Level 1	Level 2	Level 3	Total

Money market fund	$-	$12,307	$-	$12,307
Mutual funds	48,976,528	-	-	48,976,528
Common stock	15,445,683	-	-	15,445,683
Total assets included in the fair value hierarchy	$64,422,211	$12,307	$-	64,434,518
Investments measured at NAV (a)				9,469,930
Total investments at fair value				$73,904,448

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$48,867,342	$-	$-	$48,867,342
Unitized stock fund	-	18,959,741	-	18,959,741
Total assets included in the fair value hierarchy	$48,867,342	$18,959,741	$-	67,827,083
Investments measured at NAV (a)				8,995,618
Total investments at fair value				$76,822,701

(a)	Investments reported at NAV as a practical expedient to estimate fair value include a common collective trust fund. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to investments at fair value presented in the Statements of Net Assets Available for Benefits.

The following table for December 31, 2018 and 2017 sets forth a summary of the Plan's investments reported at NAV as a practical expedient to estimate fair value:

	December 31, 2018
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund	$9,469,930	$-	(a)	(a)

	December 31, 2017
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund	$8,995,618	$-	(a)	(a)

(a)	The NAV of the common collective trust fund (the “Fund”) is determined each business day (valuation date) by the fund trustee. Contributions to the Fund may be made daily at the current NAV and are considered as made immediately after the daily valuation. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to plan participants shall be made within 30 days after written notification has been received and are considered as made immediately after the next valuation date subsequent to the fund trustee's approval.

11

Withdrawals, other than for benefit payments and participant transfers to noncompeting options, require a twelve month advance written notice. Included in this advance written notice requirement are full or partial withdrawals of assets invested in the Fund resulting from plan sponsor directed actions. Such plan sponsor directed actions include, but are not limited to: (i) trustee or plan sponsor-directed reallocation of investments; (ii) company sponsored layoffs/termination of groups of employees; (iii) disposing of or selling a component of the business which involves the transfer or termination of employees; (iv) terminating the Fund as an investment option of the plan; and (v) terminating the plan. Plan sponsors are prohibited from intentionally and specifically advising participants, or releasing participant communication, that is intended to encourage participants to not contribute to the Fund, or to withdraw part or all of their contributions from the Fund.

All plan sponsor-directed requests for full or partial withdrawals must be submitted to the fund trustee in writing certifying the reason for the withdrawal request. All such requests are subject to the twelve month advance written notice requirement. The fund trustee may choose to disburse withdrawals in less than the required one year period if, in the fund trustee's discretion, it determines that such a disbursement is in the best interest of the Fund as a whole.

Note 4.	Related Party and Party-In-Interest Transactions

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (“Fidelity”). Prior to October 1, 2018, the trustee of the Plan was Branch Banking & Trust Company (“BB&T”), while Stanley, Hunt, Dupree & Rhine, Inc. (“SHDR”) served as the Plan’s recordkeeper. Certain Plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net depreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made direct payments to the third party administrator totaling $29,196 which were not covered by revenue sharing. The Company pays directly any other fees related to the Plan’s operations.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

Investments in First Bancorp Common Stock and the First Bancorp Unitized Stock Fund represent investment in shares of common stock of First Bancorp, the Plan Sponsor. The Plan received dividend income of $184,833 and recognized $1,000,269 of net depreciation in the fair value of the investment in the Company’s common stock in 2018.

Note 5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6.	Tax Status

The Company has adopted the Plan based on a prototype plan document sponsored by Fidelity. Fidelity has received an opinion letter from the IRS dated March 31, 2014 that states that the form of the prototype plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”). The Plan administrator has not requested a determination letter from the IRS on the Plan. The Plan has been amended since the date of the IRS opinion letter on the prototype plan. While the Plan cannot rely on the IRS opinion letter, the Company and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

12

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the related taxing authorities. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7.	Risks and Uncertainties

Concentration of market risk:

The Plan invests certain Plan assets in the Company’s common stock. These investments comprised approximately 20.3% and 24.0% of Plan net assets at December 31, 2018 and 2017, respectively. It is reasonably possible that a decline in the value of the Company’s common stock could occur and that such a change could severely impact participant account balances and the amounts reported on the Statements of Net Assets Available for Benefits. At December 31, 2018, the Plan held $15,445,683 in the Company’s common stock and at December 31, 2017, the Plan held $18,959,741 in the First Bancorp Unitized Stock Fund.

The Company’s common stock price was valued at $32.66 and $35.31 at December 31, 2018 and 2017, respectively. As of June 26, 2019, the Company’s common stock was valued at $35.55 per share based on the closing price as listed on the NASDAQ.

Other risks:

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

13

First Bancorp Employees' 401(k) Savings Plan EIN; 56-1421916, Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2018

(a)	(b)	(c)			(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor,	maturity date, rate of interest				Current
	or similar party	collateral, par or maturity value			Cost	value

	Money Market
*	Fidelity	Government Money Market Fund	12,306.9700	units	**	$12,307

	Common collective fund
	Union Bond & Trust Company	Morley Stable Value Fund	360,896.7400	units	**	9,469,930

	Mutual funds
	Dodge & Cox	Income Fund	60,918.0850	shares	**	807,774
*	Fidelity	500 Index Fund	29,016.1840	shares	**	2,527,310
*	Fidelity	Mid-Cap Index Fund	72,717.8800	shares	**	1,354,734
*	Fidelity	Small Cap Index Fund	96,708.4630	shares	**	1,667,254
*	Fidelity	Global ex U.S. Index Fund	8,900.6460	shares	**	101,111
*	Fidelity	U.S. Bond Index Fund	232,121.8890	shares	**	2,618,335
*	Fidelity	Freedom Index Fund 2015	19,684.8180	shares	**	276,965
*	Fidelity	Freedom Index Fund 2020	92,771.2610	shares	**	1,374,870
*	Fidelity	Freedom Index Fund 2025	81,980.6760	shares	**	1,284,637
*	Fidelity	Freedom Index Fund 2030	78,729.2560	shares	**	1,287,223
*	Fidelity	Freedom Index Fund 2035	106,208.3000	shares	**	1,817,224
*	Fidelity	Freedom Index Fund 2040	131,437.1730	shares	**	2,254,148
*	Fidelity	Freedom Index Fund 2045	73,074.3310	shares	**	1,261,994
*	Fidelity	Freedom Index Fund 2050	64,591.5910	shares	**	1,120,018
*	Fidelity	Freedom Index Fund 2055	746.3180	shares	**	10,225
*	Fidelity	Freedom Index Fund 2060	359.8930	shares	**	4,016
	Hartford	Mid-Cap R6 Fund	160,143.2840	shares	**	4,773,871
	Ivy	International Core Equity N Fund	167,871.5630	shares	**	2,576,829
	JPMorgan	Small Cap Core Fund	792.6660	shares	**	34,267
	MFS	Mid-Cap Value R6 Fund	97,074.2060	shares	**	1,927,894
	Oppenheimer	Developing Markets I Fund	18,232.7590	shares	**	685,187
	T. Rowe Price	Blue Chip Growth I Fund	105,164.4060	shares	**	10,108,403
	Vanguard	Equity-Income Admiral Fund	70,149.2000	shares	**	4,660,011
	Vanguard	Wellington Admiral Fund	69,301.5320	shares	**	4,442,228

	Common stock
*	First Bancorp	Common Stock	472,890.2840	shares	**	15,445,683

*	Notes receivable from participants	All interest rates are currently at 4.25% - 6.25%		N/A		1,840,373
						$75,744,821

* Denotes a party-in-interest to the Plan

** Cost information omitted due to participant-directed funds

14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

First Bancorp Employees’ 401(k) Savings Plan

By:	/s/ Timothy S. Maples
Timothy S. Maples
Executive Vice President
Plan Administrator

Date:	June 27, 2019

15

EXHIBIT INDEX

Exhibit Number	Document
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

16